Exhibit 99.16

PROTECH HOME MEDICAL SUBMITS APPLICATION FOR LISTING ON THE OTCQX® BEST

MARKET AND RETAINS U.S. CAPITAL MARKETS ADVISORY FIRM

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN.

Cincinnati, Ohio – February 4, 2020 – Protech Home Medical Corp. (“Protech” or the “Company”) (TSXV: PTQ), a healthcare services company with operations in the U.S., today announced that it has submitted its formal application to have the Company’s shares quoted on the OTCQX® Best Market.

Expanding to the OTCQX Best Market would provide existing shareholders with an additional trading platform to the TSX Venture Exchange in addition to introducing the Company to a broader range of institutional and retail investors in the U.S. In order to qualify for the OTCQX Best Market, issuers must meet high financial standards, follow best practice for corporate governance, demonstrate compliance with certain U.S. securities laws, be current in their disclosures, and have a professional third-party sponsor introduction.

“We are excited for the prospects of trading on the OTCQX Best Market and believe this is the first step towards fulfilling Protech’s ambitions of graduating to a U.S. stock exchange, such as the NASDAQ or NYSE. We welcome the heightened visibility among the investment community that the OTCQX Best Market would be expected to bring”, said Greg Crawford, CEO and Chairman at Protech.

Acceptance for listing the Company’s shares is subject to approval of the OTCQX Best Market. While the Company intends to satisfy all of the applicable listing criteria, no assurance can be given that its application will be approved.

The Company is also pleased to announce that it has retained the services of SABR Capital Management, LLC., to act as its U.S. capital markets advisory group. SABR Capital Management LLC and the Company are planning a series of investment community outreach activities in 2020. These activities will include non-deal road shows and conference participation across the U.S.

Pursuant to the advisory agreement, SABR has been issued 100,008 stock options at an exercise price of $1.10 per share, vesting monthly over 12 months, and will be issued 60,000 common shares of the Company on April 1, 2020, which will be subject to a 12 month contractual hold.

ABOUT PROTECH HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services for patients in the United States healthcare market.

The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Company, including: listing on OTCQX Best Market; the effects and benefits of a OTCQX Best Market listing; and graduating to a U.S. stock exchange, such as the NASDAQ or NYSE; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including, without limitation: the Company meeting OTCQX Best Market listing standards; and capital market participants responding to a OTCQX Best Market listing as anticipated. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

The securities referred to in this news release have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This news release does not constitute an offer for sale of securities, nor a solicitation for offers to buy any securities. Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the company and management, as well as financial statements.

For further information please visit our website at www.protechhomemedical.com, or contact:

Gregory Crawford

Chief Executive Officer

Protech Home Medical Corp.

859-300-6455

investorinfo@myphm.com

Braden Ferrari

Managing Partner

SABR Capital Management, LLC

212-652-3268

braden@sabrcapitalmanagement.com